June 16, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Super League Gaming, Inc.
Registration Statement on Form S-3
(File No. 333-265469)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Super League Gaming, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the Registration Statement on Form S-3 (File No. 333-265469) (the “Registration Statement”) to 4:00 PM, Eastern Time, on June 18, 2022, or as soon as is practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Disclosure Law Group, a Professional Corporation, by calling Mr. Jack Kennedy at (619) 272-7064.

Very truly yours, SUPER LEAGUE GAMING, INC. /s/ Ann Hand Ann Hand Chief Executive Officer, President and Chair

cc:         Daniel W. Rumsey, Disclosure Law Group, a Professional Corporation

Jessica R. Sudweeks, Disclosure Law Group, a Professional Corporation

Jack P. Kennedy, Disclosure Law Group, a Professional Corporation